Barclays Commercial Mortgage Securities LLC
745 Seventh Avenue
New York, New York 10019
(212) 412-4000

October 28, 2021
Katherine Hsu
Office Chief
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, DC 20549
Re:	Barclays Commercial Mortgage Securities LLC
Registration on Form SF-3
File No. 333-257737
Dear Ms. Hsu:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Barclays Commercial Mortgage Securities LLC (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 12:00 p.m., Washington, D.C. time, on November 2, 2021 or as soon thereafter as practicable.
The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
BCMS SHELF Acceleration Request

Very truly yours,

BARCLAYS COMMERCIAL MORTGAGE SECURITIES LLC

By:	/s/ Daniel Vinson
Name: Daniel Vinson
Title: Director, Chief Executive Officer and Vice President (Principal Executive Officer)

cc:	Anna Glick, Esq. Cadwalader, Wickersham & Taft LLP

BCMS SHELF Acceleration Request